UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 18, 2016 titled “Arcos Dorados announces ARS 1B investment plan over the next five years in meeting with Argentina’s President”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 18, 2016

Item 1

Arcos Dorados announces ARS 1B investment plan over the next five years in meeting with Argentina’s President

In a meeting with Argentine President Mauricio Macri in the Presidential Residence of Olivos, Arcos Dorados – the world’s largest McDonald’s franchisee - announced that it plans to invest more than 1 billion Argentine pesos to modernize its restaurants in the country and implement the “Experience of the Future”, an innovative customer service platform

Buenos Aires, November 18, 2016. Arcos Dorados, Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, announces an investment of more than 1.0 billion Argentine pesos over the next five years and the creation of more than 1,000 jobs, most of which will offer young people their first formal employment opportunity. Woods Staton, Executive Chairman, and Sergio Alonso, CEO of Arcos Dorados, met with President Mauricio Macri today to announce the investment plan.

The investment will focus on modernizing and re-imaging the Company’s locations, as well as building new restaurants. This will include the launch of the “Experience of the Future” platform, which combines innovative technologies and a modern restaurant design to offer a differentiated level of service and reflect changing consumer preferences. This new customer service platform will provide guests with additional options to customize their food orders, self-service kiosks and the opportunity to experience other novel technologies. The platform will be implemented over the next five years in the majority of the Company’s McDonald’s restaurants in Argentina, with the Unicenter mall store in Buenos Aires scheduled as the first Latin American location.

Arcos Dorados is celebrating 30 years of McDonald’s commitment and service in Argentina this year. The Company opened its first restaurant in Argentina in November of 1986 in the Belgrano neighborhood of Buenos Aires and, over the years, became the world’s largest McDonald’s franchisee with more than 2,100 restaurants and more than 90,000 employees across Latin America and the Caribbean.

“Argentina is a key market for the Company. Today we have 225 stores throughout the country and employ more than 17,000 young people, many of whom are experiencing their first formal job opportunity. Our operation in Argentina works with approximately 100 domestic suppliers who have developed and grown with us over the years, allowing us to source around 90% of our high-quality ingredients locally,” said Woods Staton, Executive Chairman of Arcos Dorados.

“Putting our social impact into context, over the last 30 years we have offered more than 200,000 young people their first formal job opportunity,” added Staton.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina,

Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Investor Relations Contact Daniel Schleiniger Sr. Director of Corporate Communications & Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com +54 11 4711 2675	Media Contact MBS Value Partners Katja Buhrer katja.buhrer@mbsvalue.com +1 917 969 3438

www.arcosdorados.com/ir